U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a)  of the  Public  Utility  Holding  Company  Act of  1935 or
               Section 30(f) of the Investment Company Act of 1940


[ ] Check box if no longer
    subject to Section 16.
    Form 4 or Form 5 obligations
    may continue.  See Instruction 1(b)

_______________________________________________________________________________
1.   Name and Address of Reporting Person*

 El-Batrawi                        Ramy                          Y.
_______________________________________________________________________________
   (Last)                         (First)                     (Middle)

                         5805 Sepulveda Blvd., 4th Floor
_______________________________________________________________________________
                                    (Street)

 Van Nuys                              CA                          91411
_______________________________________________________________________________
   (City)                            (State)                       (Zip)
_______________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

         GenesisIntermedia.com, Inc.        GENI (Nasdaq)
                                            GNS  (PCX)
_______________________________________________________________________________
3.   IRS Identification Number of Reporting Person,if an Entity (Voluntary)

_______________________________________________________________________________
4.   Statement for Month/Year

     11/99
_______________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


_______________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                       [X] 10% Owner
     [X]  Officer  (give  title  below)  [ ] Other (specify below)
          Chairman of the Board
_______________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form filed by one Reporting Person

     [ ]  Form filed by more than one Reporting Person

         Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security     2. Transaction    3.Transaction    4. Securities Acquired(A)   5. Amount of   6. Ownership    7.  Nature
   (Instr. 3)                  Date             Code           or Disposed of (D)         Securities       Form:             of
                            (Month/Date/     (Instr.8)         (Instr. 3,4 and 5)        Beneficially      Direct(D)      Indirect
                               Year)                                   A                 Owned at End         or        Beneficially
                                                                       or                   of Month      Indirect(I)     Ownership
                                             Code    V      Amount     D    Price      (Instr. 3 and 4)    (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------



*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

          Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g., puts, calls, warrants, options, convertible securities)  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative      2. Conversion    3. Transaction  4.Transaction  5.  Number of Derivative       6. Date Exercisable and
   Security                    or Exercise         Date           Code         Securities Acquired (A)        Expiration Date
   (Instr. 3)                   Price of       (Month/Day/      (Instr. 8)       or Disposed of (D)           (Month/Date/Year)
                               Derivative          Year)                         (Instr. 3,4 and 5)            Date      Expiration
                                Security                        Code    V         A              D          Exercisable      Date
------------------------------------------------------------------------------------------------------------------------------------
Right to Acquire
  Common Stock                     0*           11/04/99         J                39,043                      11/04/99         --

Warrants to Purchase
  Common Stock                   $8.50          11/04/99         J                209,356                     11/04/99         **


          Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities) (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of    3. Transaction   7. Title and Amount     8.   Price        9. Number of   10. Ownership Form of     11. Nature of
   Derivative        Date           of Underlying         of Derivative      Derivative         Derivative              Indirect
   Security    (Month/Day/Year)      Securities              Security        Securities         Security:              Beneficial
   (Instr. 3)                      (Instr. 3 and 4)        (Instr. 5)       Beneficially       Direct (D) or            Ownership
                                          Amount or Number                  Owned at End of    Indirect (I)            (Instr. 4)
                                  Title       of Shares                     Month (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Right to Acquire
  Common Stock     11/04/99     Common Stock  39,043            *                 0                 D

Warrants to
  Purchase Common
  Stock            11/04/99     Common Stock  209,356           **                0                 D



Explanation of Responses:

     * The rights to acquire common stock and the warrants to purchase common stock were issued to lenders to a company controlled by the reporting person in exchange for rights to acquire and warrants to acquire common stock of that company. As a result of the transaction, the rights and warrants to purchase the other common stock were cancelled.

**   Shares         Expiration Date
     --------       ----------------
     61,707         12/23/00
     63,530         01/05/01
     19,119         03/15/01
     65,000         06/14/01

/s/  Ramy Y. El-Batrawi                     February 25, 2000
________________________________            ______________________
**Signature of Reporting Person              Date


**International misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.